FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number 001-15214

TRANSALTA CORPORATION
(Translation of registrant’s name into English)

110 - 12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

The documents listed below in this Section and filed as Exhibits 13.1 and 13.2 to this form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into the following registration statements filed by TransAlta Corporation under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-72454
S-8	333-101470
S-8	333-236894
F-10	333-229991

13.1	Consolidated comparative interim unaudited financial statements of the registrant for the three and six month periods ended June 30, 2020.
13.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended June 30, 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

/s/ “Todd Stack”
Todd Stack
Chief Financial Officer

Date: July 30, 2020

EXHIBIT INDEX

13.1	Consolidated comparative interim unaudited financial statements of the registrant for the three and six month periods ended June 30, 2020.
13.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended June 30, 2020.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer regarding Periodic Report Containing Financial Statements.
32.2	Certification of Chief Financial Officer regarding Periodic Report Containing Financial Statements.